UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING


  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ X ] Form 10-Q [ ] Form N-SAR


                  For the Quarterly Period Ended June 30, 2000


              [    ] Transition Report on Form 10-K
              [    ] Transition Report on Form 20-F
              [    ] Transition Report on Form 11-K
              [    ] Transition Report on Form 10-Q
              [    ] Transition Report on Form N-SAR

                  For the Transition Period Ended:____________



                           PART I - REGISTRANT INFORMATION


                       NATIONAL WESTERN LIFE INSURANCE COMPANY
                              (Full name of Registrant)


                               850 EAST ANDERSON LANE
                       (Address of Principal Executive Office)


                              AUSTIN, TEXAS 78752-1602
                             (City, State and Zip Code)




                          PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         [ X ]     (a) The reasons described in reasonable detail in Part
                   III  of  this  form  could  not  be  eliminated  without
                   unreasonable effort or expense;
         [ X ]     (b)  The  subject  annual  report,  semi-annual  report,
                   transition report on Form 10-K, Form 20-F, 11-K, Form N-
                   SAR, or portion thereof, will be filed on or before the
                   fifteenth calendar day following the prescribed due date;
                   or the subject quarterly report or transition report on
                   Form 10-Q, or portion thereof will be filed on or before
                   the fifth calendar day following the prescribed due date;
                   and
         [   ]     (c) The accountant's statement or other exhibit required
                   by Rule 12b-25(c) has been attached if applicable.


                                PART III - NARRATIVE

         National Western Life Insurance Company ("National Western" or "Company") is delaying the filing of its Form 10-Q report for the quarter ended June 30, 2000. During the preparation of the Company's Form 10-Q filing, management discovered a potential error in the liabilities for future annuity policy benefits. More specifically, it was determined that the software system used to calculate such policy liabilities contained an error in the processing procedure which could lead to incorrect calculations of certain policy liabilities which are used for financial statement reporting purposes. The error appears to only impact financial reporting issues and did not affect transactions with the Company's policyholders. While the problem is isolated to a specific block of annuity policies, the magnitude of any error has not yet been determined. The Company is also reviewing possible related effects on deferred policy acquisition costs.

         Because management discovered this issue shortly before the Form 10-Q prescribed due date, the decision was made to delay such filing until it can be determined if there could be a material effect on the Company's June 30, 2000, financial statements. Due to the late nature of this discovery, National Western is not able to file the Form 10-Q timely without unreasonable effort or expense. National Western's Audit Committee has been informed of the problem, concurs with management's assessment of the situation and plan for resolution, and has authorized management to delay the filing. Currently, the Company anticipates filing the June 30, 2000, Form 10-Q report within five days of the prescribed due date.




                             PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                    Vincent L. Kasch                (512) 836-1010
                         (Name)             (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
              [ X ] Yes     [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
              [   ] Yes    [ X ] No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                       NATIONAL WESTERN LIFE INSURANCE COMPANY
                    (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date:  August 14, 2000      By:      /S/ Robert L. Busby, III
                                              Robert L. Busby, III
                                              Senior Vice President -
                                              Chief Administrative Officer,
                                              Chief Financial Officer
                                              and Treasurer
                                              (Principal Financial Officer)


         Date:  August 14, 2000      By:      /S/ Vincent L. Kasch
                                              Vincent L. Kasch
                                              Vice President - Controller
                                              and Assistant Treasurer
                                              (Principal Accounting Officer)